Exhibit 99.1

Tremor International Ltd

("Tremor" or the "Company")

 Director Dealings Pursuant to Previously Established Non-Discretionary

Plans to Trade Under Rule 10b-5

Tremor International Ltd. (AIM/NASDAQ: TRMR) ("Tremor" or the "Company"), a global leader in Video, Data and Connected TV ("CTV") advertising offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, announces that in accordance with the vesting schedule for certain performance stock units over Ordinary Shares of NIS0.01 each in the capital of the Company (“PSUs” and “Ordinary Shares”) 1,520,218 time based PSUs over Ordinary Shares have vested and been issued to certain Directors of the Company as set out in the table below. In order to cover the tax obligations triggered by the vesting of the PSUs, certain Directors have also sold shares (the "Share Sale") of NIS0.01 each in the capital of the Company of the Directors. Full details of the Share Sale are detailed in the table below.

The Ordinary Shares were sold on the NASDAQ Global Market in order to cover part of the tax obligations of certain Directors pursuant to previously established non-discretionary plans to trade in the Company’s Ordinary Shares in accordance with the terms of Rule 10b5-1 promulgated under the U.S. Securities Exchange Act of 1934, as amended.

Director	Position	Ordinary Shares Issued	Ordinary Shares Sold	Share Sale Price	Resultant Holding	% of total voting rights
Ofer Druker	Chief Executive Officer	959,680	23,884 35,200 25,400 39,800 20,400 15,400	$6.73 $6.70 $6.59 $6.52 $6.34 $6.55	3,760,051	2.44%
Yaniv Carmi	Chief Operating Officer	490,538	245,270	$7.42	1,500,791	0.97%
Sagi Niri	Chief Financial Officer	70,000	-	-	473,900	0.31%

For further information please contact:

Tremor International Ltd Billy Eckert, Investor Relations Director	ir@tremorinternational.com
KCSA (US Investor Relations) Adam Holdsworth	aholdsworth@kcsa.com
Vigo Consulting (UK Financial PR and Investor Relations) Jeremy Garcia Antonia Pollock Kate Kilgallen	tremor@vigoconsulting.com Tel: +44 20 7390 0230
finnCap Ltd Jonny Franklin-Adams / James Thompson (Corporate Finance) Tim Redfern / Dicky Chambers (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit: https://www.tremorinternational.com/

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ofer Druker
2.	Reason for the Notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Tremor International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Performance Stock Units over Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Vesting of PSUs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	959,680
d)	Aggregated information: • Aggregated volume • Price	959,680 Ordinary Shares n/a
e)	Date of the transaction	12 April 2022*
f)	Place of the transaction	NASDAQ Global Market

* In accordance with terms of the PSU Award Agreement, the PSUs are deemed vested on 24 February 2022, the date the Company publicly issued its audited financial statements for the year ended 31 December 2021.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yaniv Carmi
2.	Reason for the Notification
a)	Position/status	Chief Operating Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Tremor International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Performance Stock Units over Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Vesting of PSUs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	490,538
d)	Aggregated information: • Aggregated volume • Price	490,538 Ordinary Shares n/a
e)	Date of the transaction	12 April 2022*
f)	Place of the transaction	NASDAQ Global Market

* In accordance with terms of the PSU Award Agreement, the PSUs are deemed vested on 24 February 2022, the date the Company publicly issued its audited financial statements for the year ended 31 December 2021.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sagi Niri
2.	Reason for the Notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Tremor International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Performance Stock Units over Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Vesting of PSUs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	70,000
d)	Aggregated information: • Aggregated volume • Price	70,000 Ordinary Shares n/a
e)	Date of the transaction	12 April 2022*
f)	Place of the transaction	NASDAQ Global Market

* In accordance with terms of the PSU Award Agreement, the PSUs are deemed vested on 24 February 2022, the date the Company publicly issued its audited financial statements for the year ended 31 December 2021.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ofer Druker
2.	Reason for the Notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Tremor International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$6.73	23,884
		$6.70	35,200
		$6.59	25,400
		$6.52	39,800
		$6.34	20,400
		$6.55	15,400
d)	Aggregated information: • Aggregated volume • Price	160,084 Ordinary Shares $1,053,599.46
e)	Date of the transaction	11 April 2022 12 April 2022 13 April 2022 14 April 2022 18 April 2022 19 April 2022
f)	Place of the transaction	NASDAQ Global Market

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yaniv Carmi
2.	Reason for the Notification
a)	Position/status	Chief Operating Officer
b)	Initial notification/Amendment	Initial
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Tremor International Ltd
b)	LEI	213800ZNSR7AIJZ2J557
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Ordinary Shares of NIS 0.01 each
	Identification code	IL0011320343
b)	Nature of the transaction	Sale of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$7.42	245,270
d)	Aggregated information: • Aggregated volume • Price	245,270 Ordinary Shares $1,820,786.37
e)	Date of the transaction	1 April 2022
f)	Place of the transaction	NASDAQ Global Market